UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 15, 2018: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2018.

This Report on Form 6-K, except for (i) the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and (ii) the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented:”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 16, 2018	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2018

Maroussi, Athens, Greece – November 15, 2018 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine month period ended September 30, 2018.

The Spin-off

On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry Ltd., a separate publicly listed company also listed on the Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.

The results below refer to Euroseas Ltd. “continuing operations” excluding the contribution from Euroseas Ltd. of vessels spun-off into EuroDry Ltd. in May 2018 (“discontinued operations”); historical comparative periods have been adjusted accordingly.

Third Quarter 2018 Highlights:

•

Total net revenues of $8.3 million. Net loss of $0.9 million; net loss attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $1.1 million or $0.10 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $1.1 million or $0.101 per share basic and diluted.

•

Adjusted EBITDA1 was $0.6 million.

•

An average of 11.0 vessels were owned and operated during the third quarter of 2018 earning an average time charter equivalent rate of $9,704 per day.

•

The Company declared its nineteenth dividend of $0.2 million on its Series B Preferred Shares; the dividend was paid in-kind by issuing additional Series B Preferred Shares.

First Nine Months 2018 Highlights:

•

Total net revenues of $26.4 million. Net loss of $0.1 million; net loss attributable to common shareholders (after a $1.1 million dividend on Series B Preferred Shares) of $1.2 million or $0.11 loss per share basic and diluted. Adjusted net loss per share attributable to common shareholders1 for the period was $2.5 million or $0.231 per share basic and diluted.

•

 Adjusted EBITDA1 was $3.1 million.

•

An average of 11.64 vessels were owned and operated during the first nine months of 2018 earning an average time charter equivalent rate of $9,371 per day.

1Adjusted EBITDA, Adjusted net loss and Adjusted loss per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with  GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

The feeder containership markets have softened since July with rates declining gradually and with chartering activity levels dropping notably, especially, for larger vessels. As a result of this slowdown, our largest containership, M/V Akinada Bridge, also experienced some idle time during the quarter. Despite the slowdown, which we expect to continue through the upcoming holiday period, near and medium term market prospects appear positive assuming that a trade tensions do not escalate further.  With orderbook-to-fleet ratio still at historically low levels and the implementation of emissions and water ballast treatment regulations looming, we expect that supply pressures over the next couple of years will be minimal; thus, trade growth will shape demand for ships and market rate levels. Within this framework, we have tried to position Euroseas – the only publicly listed company focused on the feeder sector – to be ready to take advantage of any investment opportunities either in the form of single vessel acquisitions, or, by exploiting our public platform to consolidate other fleets and taking advantage of our efficient operating cost structure.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“The results of the third quarter of 2018 reflect the state of the containership market and the fact that one of our vessels was undergoing repairs while another one was partly idle. Our vessels earned during the quarter rates that on average were approximately 22% higher than the daily rates earned during the same period of 2017 and did we not have the vessel under repair and idle time mentioned above we would likely have turned a positive result for the period.

 “Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, remained at the same levels for the third quarter as compared to the same period of last year and increased by about 5.1% for the nine month period ended September 30, 2018 over the same period of 2017. Adjusted EBITDA during the third quarter of 2018 was $0.6 million versus $0.5 million in the third quarter of last year, and it reached $3.1 million versus $0.4 million for the respective nine-month periods of 2018 and 2017.

“As of September 30, 2018, our outstanding debt (excluding the unamortized loan fees) was $31.8 million versus restricted and unrestricted cash of $4.6 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $4.3 million (excluding the unamortized loan fees).”

Third Quarter 2018 Results:

For the third quarter of 2018, the Company reported total net revenues of $8.3 million representing a 45.7% increase over total net revenues of $5.7 million during the third quarter of 2017. The Company reported net loss for the period of $0.9 million and a net loss attributable to common shareholders of $1.1 million, as compared to a net loss of $5.5 million and a net loss attributable to common shareholders of $5.9 million respectively, for the third quarter of 2017. The results for the third quarter of 2018 include a $0.02 million of unrealized gain on derivative and a $0.08 million realized loss on derivative. The results for the third quarter of 2017 include a $4.6 million loss on the write-down of two vessels classified as held for sale. Drydocking expenses amounted to $1.3 million during the third quarter of 2018 comprising the drydocking cost of one vessel that underwent drydocking. Depreciation expense for the third quarter of 2018 was $0.8 million slightly lower compared to the same period of 2017. Although the average number of vessels increased the new vessels acquired have a lower average daily depreciation charge as a result of their lower acquisition cost and greater remaining useful life compared to the remaining vessels.

 On average, 11.0 vessels were owned and operated during the third quarter of 2018 earning an average time charter equivalent rate of $9,704 per day compared to 9.02 vessels in the same period of 2017 earning on average $7,094 per day.

Adjusted EBITDA1 for the third quarter of 2018 was $0.6 million compared to $0.5 million achieved during the third quarter of 2017. Please see below for Adjusted EBITDA reconciliation to net loss.

Basic and diluted loss per share attributable to common shareholders for the third quarter of 2018 was $0.10 calculated on 11,183,899 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.53 for the third quarter of 2017, calculated on 11,093,672 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the gain /loss on derivative, the adjusted net loss per share attributable to common shareholders for the quarter ended September 30, 2018 would have been $0.10 per share basic and diluted compared to adjusted net loss of $0.12 per share basic and diluted for the quarter ended September 30, 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2018 Results:

For the first nine months of 2018, the Company reported total net revenues of $26.4 million representing a 65.4% increase over total net revenues of $16.0 million during the first nine months of 2017. The Company reported a net loss for the period of $0.1 million and a net loss attributable to common shareholders of $1.2 million, as compared to net loss of $7.6 million and a net loss attributable to common shareholders of $9.0 million, respectively, for the first nine months of 2017. The results for the first nine months of 2018 include a $1.3 million gain on sale of a vessel, $0.1 million of unrealized gain on derivative and a $0.2 million of realized loss on derivative. The results for the first nine months of 2017 include a $0.02 million loss on derivative, a $0.5 million gain on sale of a vessel, and a $4.6 million loss on write-down on two vessels held for sale. Depreciation expense for the first nine months of 2018 was $2.5 million compared to $2.9 million during the same period of 2017. Although the average number of vessels increased, one vessel which was held for sale during the second semester of 2018 did not contribute to the depreciation charge and the new vessels acquired have a lower average daily depreciation charge as a result of their lower acquisition cost and greater remaining useful life compared to the remaining vessels.

Vessel operating expenses for the same period of 2018 amounted to $15.4 million as compared to $10.5 million for the same period of 2017. The increased amount is mainly due to the higher number of vessels owned and operated in the nine months of 2018 compared to the same period of 2017.

Drydocking expenses amounted to $2.4 million for the nine months of 2018 (three of our vessels completed their special surveys with drydocks and another two completed their intermediate surveys in-water), compared to $0.1 million for the same period of 2017 where one of our vessels completed its intermediate survey.

 On average, 11.64 vessels were owned and operated during the first nine months of 2018 earning an average time charter equivalent rate of $9,371 per day compared to 8.58 vessels in the same period of 2017 earning on average $6,993 per day.

Interest and other financing costs for the first nine months of 2018 amounted to $2.1 million compared to $1.1 million for the same period of 2017. This increase is due to the increased amount of debt and increased LIBOR in the current period compared to the same period of 2017.

Adjusted EBITDA1 for the first nine months of 2018 was $3.1 million compared to $0.4 million during the first nine months of 2017. Please see below for Adjusted EBITDA reconciliation to net loss.

Basic and diluted loss per share attributable to common shareholders for the first nine months of 2018 was $0.11, calculated on 11,150,659 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.81 for the first nine months of 2017, calculated on 11,051,957 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first nine months of 2018 of the net loss on derivative, the gain on sale of a vessel and the loss on write down of vessels held for sale, the adjusted net loss per share attributable to common shareholders for the nine-month period ended September 30, 2018 would have been $0.23 compared to adjusted net loss of $0.44 per share basic and diluted for the same period in 2017. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	Idle
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Aug-19	$9,650
EM CORFU	Feeder	34,654	2,556	2001	TC until Dec-18	$9,950
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC until Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Mar-19	$9,500
JOANNA	Feeder	22,301	1,732	1999	In drydock
MANOLIS P	Feeder	20,346	1,452	1995	TC until Apr-19	$9,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Jan-19	$9,250
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Mar-19	$9,750
NINOS	Feeder	18,253	1,169	1990	TC until Mar-19	$9,750
Total Container Carriers	11	338,632	25,483

Summary Fleet Data:

	Three Months, Ended September 30, 2017	Three Months, Ended September 30, 2018	Nine Months, Ended September 30, 2017	Nine Months, Ended September 30, 2018
FLEET DATA
Average number of vessels (1)	9.02	11.00	8.58	11.64
Calendar days for fleet (2)	830.0	1,012.0	2,343.0	3,178.0
Scheduled off-hire days incl. laid-up (3)	4.1	31.2	76.1	68.9
Available days for fleet (4) = (2) - (3)	825.9	980.8	2,266.9	3,109.1
Commercial off-hire days (5)	0.0	20.8	42.4	45.7
Operational off-hire days (6)	0.0	92.3	6.2	161.3
Voyage days for fleet (7) = (4) - (5) - (6)	825.9	867.7	2,218.3	2,902.1
Fleet utilization (8) = (7) / (4)	100.0%	88.5%	97.9%	93.3%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	97.9%	98.1%	98.5%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	100.0%	90.6%	99.7%	94.8%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	7,094	9,704	6,993	9,371
Vessel operating expenses excl. drydocking expenses (12)	5,381	5,399	5,219	5,722
General and administrative expenses (13)	656	594	838	646
Total vessel operating expenses (14)	6,037	5,993	6,057	6,368
Drydocking expenses (15)	125	1,248	60	767

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing other general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and other general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Friday, November 16, 2018 at 11:00 a.m. Eastern Time the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until Friday, November 23, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In). Access Code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the Third Quarter 2018 results will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2017	2018	2017	2018

Revenues
Voyage revenue	6,003,534	8,793,275	16,730,329	27,834,560
Related party revenue	60,000	-	180,000	-
Commissions	(334,640)	(444,228)	(940,645)	(1,428,265)
Net revenue, continuing operations	5,728,894	8,349,047	15,969,684	26,406,295

Operating expenses
Voyage expenses	144,760	372,821	1,217,387	639,528
Vessel operating expenses	3,799,090	4,586,421	10,457,937	15,445,744
Drydocking expenses	103,781	1,263,207	141,559	2,438,573
Vessel depreciation	980,027	798,712	2,877,809	2,507,238
Related party management fees	667,146	877,629	1,769,247	2,738,638
Gain on sale of vessel	-	-	(516,561)	(1,340,952)
Other general and administrative expenses	544,238	601,350	1,963,209	2,052,258
Loss on write-down of vessels held for sale	4,595,819	-	4,595,819	-
Total operating expenses, continuing operations	10,834,861	8,500,140	22,506,406	24,481,027

Operating (loss) / income, continuing operations	(5,105,967)	(151,093)	(6,536,722)	1,925,268

Other income/(expenses)
Interest and other financing costs	(376,288)	(717,676)	(1,062,952)	(2,062,728)
Gain / (loss) on derivative, net	7,808	(50,528)	(21,245)	(45,374)
Foreign exchange loss	(13,320)	-	(30,916)	(3,263)
Interest income	13,296	21,521	29,395	60,145
Other expenses, net, continuing operations	(368,504)	(746,683)	(1,085,718)	(2,051,220)
Net loss, continuing operations	(5,474,471)	(897,776)	(7,622,440)	(125,952)
Dividend Series B Preferred shares	(458,623)	(240,994)	(1,344,408)	(1,091,701)
Net loss of continuing operations available to common shareholders	(5,933,094)	(1,138,770)	(8,966,848)	(1,217,653)
Loss, per share, basic and diluted, continuing operations	(0,53)	(0,10)	(0,81)	(0,11)
Weighted average number of shares outstanding, basic and diluted	11,093,672	11,183,899	11,051,957	11,150,659
Net income / (loss) attributable to common shareholders, discontinued operations	650,922	1,415,410	(426,620)	(5,591)
Net (loss) / income attributable to common shareholders	(5,282,172)	276,640	(9,393,468)	(1,223,244)

Euroseas Ltd.,

Unaudited Consolidated Condensed Balance Sheets

December 31, 2017		September 30, 2018

ASSETS	(unaudited)
Current Assets
Cash and cash equivalents	2,858,927	4,479,115
Trade accounts receivable, net	885,495	1,034,261
Other receivables	965,037	1,863,877
Inventories	1,193,018	1,252,417
Restricted cash	1,103,953	224,776
Prepaid expenses	247,039	177,020
Vessel held for sale	4,914,782	-
Total current assets, continuing operations	12,168,251	9,031,466
Current assets of discontinued operations	3,914,117	-
Total current assets	16,082,368	9,031,466

Long-term assets
Vessels, net	52,132,079	49,624,840
Restricted cash	4,334,267	4,334,267
Due from spun-off subsidiary	24,585,518	-
Fixed and long- term assets of discontinued operations	65,197,615	-
Total assets	162,331,847	62,990,573

Liabilities, Mezzanine equity and shareholders' equity
Current liabilities
Long-term bank loans, current portion	4,203,261	3,670,720
Trade accounts payable	1,522,473	1,724,464
Accrued expenses	1,117,110	2,095,513
Deferred revenue	590,178	639,594
Derivative	229,451	74,120
Due to related company	4,986,836	5,337,662
Total current liabilities, continuing operations	12,649,309	13,542,073
Current liabilities of discontinued operations	5,885,574	-
Total current liabilities	18,534,883	13,542,073

Long-term liabilities
Long -term bank loans, net of current portion	29,811,241	26,521,045
Derivative	16,631	-
Vessel profit participation liability	1,297,100	1,704,500
Total long-term liabilities, continuing operations	31,124,972	28,225,545
Long- term liabilities of discontinued operations	30,364,035	-
Total long term liabilities	61,489,007	28,225,545
Total liabilities	80,023,890	41,767,618

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314 and 19,362 issued and outstanding, respectively)	35,613,759	18,513,330
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 and 11,274,126 issued and outstanding)	338,230	338,230
Additional paid-in capital	284,236,597	231,812,905
Accumulated deficit	(237,880,629)	(229,441,510)
Total shareholders' equity	46,694,198	2,709,625
Total liabilities, mezzanine equity and shareholders' equity	162,331,847	62,990,573

 (All amounts expressed in U.S. Dollars – except number of shares)

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2017	2018

Cash flows from operating activities:
Net loss, continuing operations	(7,622,440)	(125,952)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	2,877,809	2,507,238
Amortization of deferred charges	92,259	106,272
Share-based compensation	98,562	97,129
Gain on sale of vessel	(516,561)	(1,340,952)
Loss on write-down of vessels held for sale	4,595,819	-
Unrealized loss / (gain) on derivative	32,159	(171,962)
Amortization of debt discount	30,494	319,390
Changes in operating assets and liabilities	2,562,983	322,687
Net cash provided by operating activities of continuing operations	2,151,084	1,713,850

Cash flows from investing activities:
Cash paid for vessel acquisition and capitalized expenses	(9,123,181)	(1,867)
Release of funds from minority investment	4,000,000	-
Proceeds from sale of vessels	5,136,804	6,255,735
Net cash provided by investing activities of continuing operations	13,623	6,253,868

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	549,495	-
Investment in subsidiary spun-off	(692,577)	(3,298,356)
Due from spun-off subsidiary	639,313	-
Loan arrangement fees paid	(50,000)	(119,863)
Offering expenses paid	(341,072)	(12,488)
Proceeds from long- term bank loans	4,750,000	4,250,000
Repayment of long-term bank loans	(4,303,915)	(8,046,000)
Repayment of related party loan	(2,000,000)	-
Net cash used in financing activities of continuing operations	(1,448,756)	(7,226,707)

Net increase in cash, cash equivalents and restricted cash	715,951	741,011
Cash, cash equivalents and restricted cash at beginning of period	7,004,684	8,297,147
Cash, cash equivalents and restricted cash at end of period, continuing operations	7,720,635	9,038,158

  Cash breakdown

Cash and cash equivalents	3,946,368	4,479,115
Restricted cash, current	240,000	224,776
Restricted cash, long term	3,534,267	4,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	7,720,635	9,038,158

Discontinued operations:
Net cash provided by operating activities of discontinued operations	906,858	2,909,315
Net cash used in investing activities of discontinued operations	(9,201,220)	(18,818,171)
Net cash provided by financing activities of discontinued operations	9,220,153	16,117,927

Euroseas Ltd. Continuing Operations

Reconciliation of Adjusted EBITDA to Net loss

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
Net loss	(5,474,471)	(897,776)	(7,622,440)	(125,952)
Interest and other financing costs, net (incl. interest income)	362,992	696,155	1,033,557	2,002,583
Vessel depreciation	980,027	798,712	2,877,809	2,507,238
Loss on write-down of vessels held for sale	4,595,819	-	4,595,819	-
Gain on sale of vessel	-	-	(516,561)	(1,340,952)
Unrealized and realized loss / (gain) on derivative, net	(7,808)	50,528	21,245	45,374
Adjusted EBITDA	456,559	647,619	389,429	3,088,291

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, gain / loss in derivative, loss on write-down of vessels held for sale and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that these non- GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods, of financial costs, gain/ loss in derivative and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd. Continuing Operations

Reconciliation of Net loss to Adjusted net loss

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2017	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
Net loss	(5,474,471)	(897,776)	(7,622,440)	(125,952)
Unrealized (gain) / loss on derivative	(1,478)	(29,746)	29,873	(171,962)
Realized (gain) / loss on derivative	(6,330)	80,274	(8,628)	217,336
Gain on sale of vessel	-	-	(516,561)	(1,340,952)
Loss on write-down of vessels held for sale	4,595,819	-	4,595,819	-
Adjusted net loss	(886,460)	(847,248)	(3,521,937)	(1,421,530)
Preferred dividends	(458,623)	(240,994)	(1,344,408)	(1,091,701)
Adjusted net loss attributable to common shareholders	(1,345,083)	(1,088,242)	(4,866,345)	(2,513,231)
Adjusted net loss per share, basic and diluted	(0.12)	(0.10)	(0.44)	(0.23)
Weighted average number of shares, basic and diluted	11,093,672	11,183,899	11,051,957	11,150,659

"Adjusted net loss " and "Adjusted net loss " Reconciliation:

Euroseas Ltd. considers "Adjusted net loss" to represent net loss before gain / loss on derivative, loss on write-down of vessels held for sale and gain on sale of vessel. "Adjusted net loss “ and “Adjusted net loss per share" is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of gain / loss on derivative and gain on sale of vessel, which items may significantly affect results of operations between periods.

"Adjusted net loss" and "Adjusted net loss per share" do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of "Adjusted net loss" and "Adjusted net loss per share" may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 11 vessels, including 10 Feeder containerships and 1 Intermediate Container carrier. Euroseas 11 containerships have a cargo capacity of 25,483 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com